Mail Stop 4561

September 14, 2009

Oleg Firer, CEO
Acies Corporation
3363 N.E. 163rd St., Ste. 705
North Miami Beach, FL 33160

   Re: **Acies Corporation**
      Revised Preliminary Information Statement on Schedule 14C
      Filed September 10, 2009
      File No. 000-49724

Dear Mr. Firer:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           Maryse Mills-Apenteng
           Special Counsel

cc: <u>Via Facsimile (713) 524-4122</u>
   John S. Gillies, Esq.
   The Loev Law Firm, PC